Exhibit 5
October 28, 2005
Central Federal Corporation
3923 Smith Road
Fairlawn, Ohio 44333
Ladies and Gentlemen:
We are acting as counsel to Central Federal Corporation (the “Company”) in connection with the offer and resale by the Company of up to 2,300,000 shares of our common stock (the “Shares”).
We have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion, and based thereon we are of the opinion that the Shares purchased in the recent private offering and now offered for public sale by the selling stockholders have been duly authorized and are validly issued, fully paid and nonassessable.
We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement on Form S-2 being filed today by the Company with the Securities and Exchange Commission to effect registration of the Shares under the Securities Act of 1933.

Very truly yours,
/s/ Brouse McDowell
Brouse McDowell,
A Legal Professional Association